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15045722

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
RECEIVED
FEB 26 2015
WASH., DC
201

SEC FILE NUMBER
8- 51942

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 AND ENDING 12/31/2014
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: R.T. Hickman Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

146 Maple Avenue, 2nd Floor
(No. and Street)

New City, New York 10956
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert T. Hickman (973) 320-2671
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Demetrius Berkower, LLC
(Name – *if individual, state last, first, middle name*)

Wayne Interchange Plaza II, 155 Route 46 West, Wayne, NJ 07470
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert T. Hickman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RT Hickman Securities, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Robert T. Hickman
Managing Member, CEO

Title

Notary Public

Cheryl J. Lane
Notary Public of New Jersey
My Commission Expires: June 12, 2016

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of ~~Income (Loss)~~ Operations and Changes and Changes in Members Equity
- ☐ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report. (Per SIPC: these are all of the Independent Auditor Reports accompanying all of above).
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- (o) Exemption Report pursuant to Securities Exchange Act Rule 17a-5(d)(4).

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

R. T. HICKMAN SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
INDEPENDENT AUDITORS' REPORT
DECEMBER 31, 2014

THIS PAGE FOR PUBLIC INSPECTION

R. T. HICKMAN SECURITIES, LLC

DECEMBER 31, 2014

TABLE OF CONTENTS

THIS PAGE FOR PUBLIC INSPECTION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of **R.T. Hickman Securities, LLC**

We have audited the accompanying statement of financial condition of **R.T. Hickman Securities, LLC** (a New Jersey Limited Liability Company) as of December 31, 2014. This financial statement is the responsibility of **R.T. Hickman Securities, LLC**'s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of **R.T. Hickman Securities, LLC** as of December 31, 2014 in conformity with accounting principles generally accepted in the United States.

Demetrius Berkower LLC
Demetrius Berkower LLC

Wayne, New Jersey
February 24, 2015

R. T. HICKMAN SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Cash and Cash Equivalents	$ 13,442
Commissions Receivable	3,482
Prepaid expenses	3,630
Total Assets	$ 20,554
	=====

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accrued expenses	$ 2,000
MEMBER'S EQUITY	18,554
Total Liabilities and Member's Equity	$ 20,554
	=====

US Code of Federal Regulations section 240.17a-5 footnote Statements to be read in conjunction with above information:

The accompanying notes are an integral part of this financial statement.

- **NET CAPITAL REQUIREMENT**: The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed a ratio of 15 to 1. At December 31, 2014, the ratio was 0.16 to 1. The Company complied with the exemptive provisions of Rule 15c3-3 under subparagraph (k)(1). All customer transactions are limited to the sale and redemption of redeemable securities of registered investment companies and the sale of life insurance products including variable annuities and variable life. At December 31, 2014, the Company had net capital, as defined, of $12,236, which was $7,236 in excess of its required minimum net capital of $5,000, and, $6,236 in excess of its early warning required net capital.
- The most recent audited annual Statement of Financial Condition, place of availability for examination, is at the principal office of RT Hickman Securities, LLC.

THIS PAGE FOR PUBLIC INSPECTION

R. T. HICKMAN SECURITIES, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies applied by management in the preparation of the financial statements.

Organization

R. T. Hickman Securities, LLC (the "Company") was formed as a sole member limited liability company with a thirty year life on July 1, 1999. The Company was granted registration as a securities broker-dealer on November 26, 1999 by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, and by the Financial Industry Regulatory Authority ("FINRA"). The Company sells mutual funds and life insurance products including variable annuities and variable life to public customers. The Company is registered in two states to conduct securities transactions.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition

Revenue is recognized from the sale of mutual funds as earned. Revenue from the placement of life insurance products is recognized upon notification of policy acceptance and renewal.

The Company reviews its Accounts Receivable periodically and has determined that an allowance for accounts that may not be collectible is not required as of this year ended.

New Authoritative Accounting Pronouncements

The Company does not anticipate the adoption of recently issued accounting pronouncements to have a significant impact on the Company's results of operation, financial position or cash flows.

NOTE B – CONCENTRATION OF CASH BALANCES

At December 31, 2014, a cash balance of $13,442 was maintained in a bank account insured by the Federal Deposit Insurance Corporation (FDIC).

NOTE C – CASH AND CASH EQUIVALENTS

The Company considers all highly liquid unrestricted investments with maturities of three months or less when purchased to be Cash Equivalents.

NOTE D – SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2014, the date of these financial statements through to February 24, 2015, the date these financial statements were available for issuance. Pursuant to the requirements of FASB ASC Topic 855, there were no events or transactions occurring during this subsequent event reporting period that require recognition or disclosure in the financial statement.